Exhibit 11.0

COMPUTATION OF EARNINGS PER SHARE

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011

(Loss) income available to common stockholders	$(490,900)	$(796,808)	$4,102,988	$(760,794)

Weighted average shares outstanding	2,676,727	2,671,459	2,676,069	2,670,805

Basic (loss) earnings per share	$(0.18)	$(0.30)	$1.53	$(0.29)

(Loss) income for diluted earnings per share	$(490,900)	$(796,808)	$4,102,988	$(760,794)

Total weighted average common shares and equivalents outstanding for diluted computation	2,676,727	2,671,459	2,676,069	2,670,805

Diluted (loss) earnings per share	$(0.18)	$(0.30)	$1.53	$(0.29)

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